                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-77229
                                  T REIT, INC.

                    Supplement No. 4, dated December 6, 2000
                   to the Prospectus, dated February 22, 2000

   This Supplement No. 4 supplements, modifies and supersedes some of the information contained in our prospectus, dated February 22, 2000, and supplements the information in Supplement No. 2 dated November 3, 2000 and Supplement No. 3 dated November 29, 2000, and you should read it in conjunction with the prospectus. References in this Supplement No. 4 to "the prospectus" mean the prospectus of T REIT, Inc., dated February 22, 2000. Unless we define a term in this Supplement No. 4, you should rely on the prospectus for the meaning of any defined terms. References in this Supplement No. 4 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., our operating partnership, unless the context other requires.

                             STATUS OF OUR OFFERING

General

   On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in the prospectus and in Supplement Nos. 1, 2 and 3. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering.

   As of December 6, 2000, we had sold 615,508 shares, including 22,090 shares issued to our advisor, Triple Net Properties, LLC, and 3,489.4652 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of $6,127,918 (excluding funds from Pennsylvania investors). After the acquisition of Thousand Oaks Center described in this Supplement No. 4 and payment of selling commissions and marketing support and due diligence reimbursement fees, we had approximately $6,159,497.42 to invest in properties as of December 6, 2000.

Subsequent State Registrations

   We are in the process of registering in Idaho and New Mexico.

Fees and Expenses Paid in Connection with Our Offering

 Selling Commissions

   NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of December 6, 2000, we had incurred $469,532 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

   The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of December 6, 2000, there were 4,931.1425 warrants outstanding.

Marketing Support and Due Diligence Reimbursement Fee

   We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense reimbursements, bonuses and incentive compensation and volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee. The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of December 6, 2000, we had incurred $88,037.19 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

   Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of December 6, 2000, we had incurred $153,198 in other organizational and offering expenses.

Thousand Oaks Center--San Antonio, Texas

   On December 6, 2000, T REIT L.P., a Virginia limited partnership, whose general partner is T REIT, Inc. purchased Thousand Oaks Center. The property was purchased from CMF Capital Company, L.L.C., a Delaware limited liability company, and a subsidiary of GE Capital Real Estate, under an Agreement for Purchase and Sale Agreement dated October 26, 2000. The seller was not an affiliate of our company or our advisor. We paid a total of $13,000,000 for this property. In addition, we paid approximately $9,732 for acquisition expenses such as attorneys' fees, recording fees and other closing costs, which represents $.06 per square foot of leasable space.

   In connection with the purchase of Thousand Oaks Center, Fair Oak, LLC, a Delaware limited liability company provided a short-term acquisition loan in the amount of $10,837,500. The promissory note evidencing the loan provides that the Company shall pay to the lender interest only accrued at the Contract Rate Index (as hereinafter defined) for the period from the date hereof through and including December 31, 2000. Beginning February 1, 2001 and continuing through June 1, 2001, the Company shall pay to lender interest only accrued at the Contract Index Rate for the preceding calendar month on the first day of each month. A final payment of the principal amount of the Note, together with all accrued but unpaid interest thereon, late charges, if any, shall be paid on June 4, 2001.

   The promissory note evidencing the loan provides for monthly interest only payments commencing January 1, 2001, at a rate of 3.5% over the GECC Composite Commercial Paper Rate, currently 6.47%. The note is due and payable in June, 2001 and is prepayable without penalty in whole or in part upon 10 days prior written notice. The note is secured by a first mortgage on the property. There are no loan fees or similar costs attached with the loan. The loan may not be assumed by any future purchaser.

   Under the terms of the note, the GECC Composite Commercial Paper Rate is the average interest expense on the principal amount of the GECC Composite Commercial Paper outstanding for General Electric Capital Corporation's full fiscal month preceding the interest billing month. Fair Oaks will determine the GECC Composite Commercial Paper Rate and evidence the rate by a certificate issued by an authorized employee of Fair Oak.

   GECC Composite Commercial Paper is General Electric Capital Corporation's outstanding commercial paper for terms of 12 months or less from sources within the United States but excluding the current portion of General Electric Capital Corporation's long term debt and its borrowings and interest expense. Average interest expense is the percentage obtained by dividing the interest expense on the GECC Composite Commercial Paper for the current fiscal month by the average daily principal amount of GECC Composite Commercial Paper outstanding during that fiscal month divided by the actual number of days in the fiscal month and multiplied by the actual number of days in the calendar year.

   The purchase of the property was unanimously approved by our board of directors, including our independent directors.

   Thousand Oaks Center is a Class "A' neighborhood center, located in San Antonio, Texas, containing 162,864 net rentable square feet. As of December 6, 2000, Thousand Oaks Center was anchored by H.E.B. Food Store and approximately 89% occupied with numerous other national tenants, including Bealls Department Store, Blockbuster Video, Taco Cabana, Papa John's Pizza, GNC, Fantastic Sam's, and Factory 2U, as well as various local tenants. Approximately 75% of the leases will expire during the next five years. The center is anchored by H.E.B. Food Store

   Thousand Oaks Center is located at 2915 Thousand Oaks Drive at the northeast corner of Thousand Oaks and Jones Maltsberger Road in San Antonio, Texas. The property was built in 1986 and consists of an "L" shaped configuration of one story interconnected retail buildings on approximately 16.956 acres. In addition, there is a pad site that is ground leased by Taco Cabana. The site is rectangular shaped with four access drives, two each on Thousand Oaks Drive and Jones Maltsberger Road. The site does not include the immediate corner which is occupied by a bank and two restaurants. Thousand Oaks Center has approximately 1,100 parking stalls, including 14 that are designated for handicap use, which is within the ADA guidelines.

   The property is anchored by H.E.B. Food Store, which occupies more than 40% of the total rentable square footage. As of December 6, 2000, the shopping center was approximately 89% occupied with 6 vacant spaces.

   A total of 145,402 square feet was leased to 16 tenants at this property as of December 6, 2000. The following table provides certain information with respect to the leases at this property with these tenants.

                                                                               Changes to
                           Rentable                   Current Base  Rent per    Rent per
Lessee                    Square Feet   Lease Ends    Annual Rent  Square Foot Square Foot
------                    ----------- --------------- ------------ ----------- -----------
Slater White Cleaner....     1,008        April, 2002   $ 12,600     $12.50        N/A
Luisalon................     1,278        March, 2004   $ 17,253     $13.50    4/02-$14.00
GNC.....................     1,441       August, 2005   $ 21,615     $15.00    9/01-$15.25
                                                                               9/02-$15.50
                                                                               9/03-$15.75
                                                                               9/04-$16.00
Wolf Camera.............     1,455      January, 2001   $ 23,280     $16.00        N/A
Mail Boxes etc..........     1,518      October, 2004   $ 24,288     $16.00        N/A
Robert Chaffin, DDS.....     1,607      January, 2007   $ 23,141     $14.40    1/05-$15.75
Fantastic Sam's.........     1,740    September, 2004   $ 26,970     $15.50    9/01-$16.50
                                                                               9/02-$17.50
Pet Care Center.........     2,400     November, 2003   $ 33,600     $14.00        N/A
Taco Cabana.............     3,345    September, 2014   $105,800     $31.63    9/04-$36.37
                                                                               9/09-$41.83
Papa John's Pizza.......     3,348         July, 2001   $ 40,176     $12.00        N/A
Allison's Hallmark......     4,182      January, 2001   $ 50,184     $12.00        N/A
Blockbuster Video.......     5,916         June, 2005   $ 68,034     $11.50        N/A
Christian Faith Center..    13,209    September, 2002   $ 99,180     $ 7.51    9/01-$ 8.00
Factory 2U..............    15,143     February, 2005   $117,358     $ 7.75    3/03-$ 9.00
Beall's.................    22,131      January, 2010   $154,917     $ 7.00    2/05-$ 7.50
HEB Food Store..........    65,681       August, 2014   $478,158     $ 7.28        N/A

   The following table provides certain information with respect to lease expirations over the next 10 years at this shopping center.

                                     Rentable                     Percent of Total Building       Percent of
                          Number of Sq. Ft. of    Base Annual         Rentable Sq. Ft.      Gross Annual Base Rent
                           Leases    Expiring       Rent of            Represented by           Represented by
Year Ending December 31,  Expiring    Leases   Expiring Leases(1)    Expiring Leases (%)    Expiring Leases (%)(1)
------------------------  --------- ---------- ------------------ ------------------------- ----------------------
2001....................       3       8,985        $113,640                  6%                      9%
2002....................       2      14,217        $111,780                 10%                      9%
2003....................       1       2,400        $ 33,600                  2%                      3%
2004....................       3       4,536        $ 68,511                  5%                      5%
2005....................       3      22,500        $207,007                 15%                     17%
2006....................       0           0        $      0                  0%                      0%
2007....................       1       1,607        $ 23,141                  1%                      2%
2008....................       0           0        $      0                  0%                      0%
2009....................       0           0        $      0                  0%                      0%
2010....................       1      22,131        $154,917                 15%                     12%

--------
(1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

   We do not anticipate making any additional significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the majority of the tenants would be obligated to pay for such improvements under the provisions of their respective leases.

   For federal income tax purposes, our depreciable basis in this property will be approximately $10,400,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 40 and 15 years, respectively. The real estate tax rate for the year ended December 31, 1999 was approximately 2.967178% and real estate taxes on the property were approximately $203,251.70.

   We have retained Triple Net Properties Realty, Inc. to provide supervisory management services at the property. We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of gross income from the property (currently $7,406.00 per month based on current gross income at the property). Under the terms of a sub-management agreement, Triple Net Properties Realty, Inc. has retained Trammell Crow Company to provide local management services, including leasing and managing the property. Triple Net Properties Realty, Inc. will pay Trammell Crow a property management fee equal to 3.5% of gross income from the property. Trammell Crow is not affiliated with our company or our advisor.

Fees Paid in Connection with the Acquisition of Thousand Oaks Center

 Acquisition Expenses

   We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As of December 6, 2000, we had incurred $30,639.59 in acquisition fees payable to our advisor.

 Property Management Fee

   We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of the gross income from Thousand Oaks Center. This fee will be paid monthly. As of December 6, 2000, we had not incurred any property management fees.

 Real Estate Commission

   The seller of Thousand Oaks Center paid a real estate commission of $250,000 to Triple Net Properties Realty, Inc.

 Compensation for Services

   We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of December 6, 2000, we had not incurred any fees for such services.

 Reimbursable Expenses

   We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

   As of December 6, 2000, we had not incurred any reimbursable expenses payable to our advisor.

San Antonio, Texas

   The San Antonio MSA includes Bexar, Comal, Guadalupe, and Wilson Counties, covering 3,338 square miles in south central Texas. Located approximately 200 miles west of Houston and 275 miles southwest of Dallas, San Antonio is the county seat of Bexar County, which is home to approximately 88% of the MSA's
1.5 million residents. San Antonio has continued to experience an average population growth of approximately 2% per year over the past 20 years.

   San Antonio's economy is fueled by a thriving tourist industry, a developing telecommunications industry, a sustained military presence, and a growing corporate headquarters industry. Nonagricultural employment in San Antonio rose 3.9% in 1998, compared with a statewide growth rate of 3.1% and a national rate of 7.4%. The service industry also showed significant growth, with a 6.3% increase in jobs.

   San Antonio's retail market continues to experience steady improvement with increasing occupancy and healthy absorption totals. Retail space inventory totals over 29.1 million square feet including 8 million square feet in San Antonio's 9 regional malls. Overall occupancy was recorded at just under 90% at year-end 1998. One of the strongest submarkets in terms of occupancy is the north central section, which is 93% occupied. Net absorption totaled 711,000 square feet during 1998. Although below the 1997 level, 1998 absorption reflects a steady market demand.

   San Antonio's major grocery chains are: H.E.B. Food Stores (54% market share), Albertson's (13% market share) and Handy Andy (13% market share). Albertson's continues its entrance into the metro with several stores currently underway and others proposed.

   There are 3 other properties, which compete with Thousand Oaks Center, including King Plaza, Five Courts and Adobe Creek Shopping Center. King Plaza is also anchored by a H.E.B. Food Store. The other competitors do not have anchor stores.

Potential Property Acquisitions

   We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

  . our receipt of a satisfactory environmental survey and property appraisal for each property;

  . no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

  . our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

   There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.